UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

magicJack VocalTec Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M6787E101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6787E101

1	NAMES OF REPORTING PERSONS Adams Street Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,642,860
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,642,860
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,642,860
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. M6787E101

1	NAMES OF REPORTING PERSONS Adams Street 2007 Direct Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 453,376
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 453,376
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,376
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M6787E101

1	NAMES OF REPORTING PERSONS Adams Street 2008 Direct Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 511,030
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 511,030
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,030
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M6787E101

1	NAMES OF REPORTING PERSONS Adams Street 2009 Direct Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 442,006
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 442,006
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,006
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M6787E101

1	NAMES OF REPORTING PERSONS Adams Street 2010 Direct Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 236,448
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 236,448
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,448
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a) Name of issuer: magicJack VocalTec Ltd.

Item 1(b) Address of issuer’s principal executive offices:

12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel 42504

2(a) Name of person filing:

1.	Adams Street Partners, LLC

2.	Adams Street 2007 Direct Fund, L.P.

3.	Adams Street 2008 Direct Fund, L.P.

4.	Adams Street 2009 Direct Fund, L.P.

5.	Adams Street 2010 Direct Fund, L.P.

2(b) Address or principal business office or, if none, residence:

For all filing persons listed in 2(a) above: One North Wacker Drive, Suite 2200, Chicago, Illinois 60606

2(c) Citizenship:

1.	Adams Street Partners, LLC: Delaware

2.	Adams Street 2007 Direct Fund, L.P.: Delaware

3.	Adams Street 2008 Direct Fund, L.P.: Delaware

4.	Adams Street 2009 Direct Fund, L.P.: Delaware

5.	Adams Street 2010 Direct Fund, L.P.: Delaware

2(d) Title of class of securities:

Ordinary Shares

2(e) CUSIP No.:

M6787E101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1.	Adams Street Partners, LLC: 1,642,860 (Total number of Ordinary Shares held indirectly through the funds listed below)

2.	Adams Street 2007 Direct Fund, L.P.: 453,376

3.	Adams Street 2008 Direct Fund, L.P.: 511,030

4.	Adams Street 2009 Direct Fund, L.P.: 442,006

5.	Adams Street 2010 Direct Fund, L.P.: 236,448

Adams Street 2007 Direct Fund, L.P. (“AS 2007”) is the record owner of 453,376 Ordinary Shares of the Issuer. Adams Street 2008 Direct Fund, L.P. (“AS 2008”) is the record owner of 511,030 Ordinary Shares of the Issuer. Adams Street 2009 Direct Fund, L.P. (“AS 2009”) is the record owner of 442,006 Ordinary Shares of the Issuer. Adams Street 2010 Direct Fund, L.P. (“AS 2010”) is the record owner of 236,448 Ordinary Shares of the Issuer. The Ordinary Shares owned by AS 2007, AS 2008, AS 2009 and AS 2010 (the “Shares”) may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of each of AS 2007’s, AS 2008’s, AS 2009’s and AS 2010’s respective general partners. Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould, Michael S. Lynn, Robin Murray, Sachin Tulyani, Craig D. Waslin, and David S. Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the Shares. Adams Street Partners, LLC and Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould, Michael S. Lynn, Robin Murray, Sachin Tulyani, Craig D. Waslin, and David S. Welsh disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

(b)	Percent of class:

1.	Adams Street Partners, LLC: 7.6% (Percentage of class held indirectly through the funds listed below)

2.	Adams Street 2007 Direct Fund, L.P.: 2.1%

3.	Adams Street 2008 Direct Fund, L.P.: 2.4%

4.	Adams Street 2009 Direct Fund, L.P.: 2.0%

5.	Adams Street 2010 Direct Fund, L.P.: 1.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

1.	Adams Street Partners, LLC: 1,642,860 (Total number of Ordinary Shares held indirectly through the funds listed below)

2.	Adams Street 2007 Direct Fund, L.P.: 453,376

3.	Adams Street 2008 Direct Fund, L.P.: 511,030

4.	Adams Street 2009 Direct Fund, L.P.: 442,006

5.	Adams Street 2010 Direct Fund, L.P.: 236,448

(ii) Shared power to vote or to direct the vote 0 (for all filing persons).

(iii) Sole power to dispose or to direct the disposition of

1.	Adams Street Partners, LLC: 1,642,860 (Total number of Ordinary Shares held indirectly through the funds listed below)

2.	Adams Street 2007 Direct Fund, L.P.: 453,376

3.	Adams Street 2008 Direct Fund, L.P.: 511,030

4.	Adams Street 2009 Direct Fund, L.P.: 442,006

5.	Adams Street 2010 Direct Fund, L.P.: 236,448

(iv) Shared power to dispose or to direct the disposition of 0 (for all filing persons).

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d–3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

NOT APPLICABLE

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

See response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d–1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

See response to Item 4.

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE

Item 10. Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

ADAMS STREET PARTNERS, LLC

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2007 DIRECT FUND, L.P.

By: ASP 2007 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2008 DIRECT FUND, L.P.

By: ASP 2008 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2009 DIRECT FUND, L.P.

By: ASP 2009 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2010 DIRECT FUND, L.P.

By: ASP 2010 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

EXHIBIT 1

AGREEMENT TO MAKE A JOINT FILING

The undersigned hereby agree that this Schedule 13G is filed by and on behalf of each of them.

Date: February 14, 2012

ADAMS STREET PARTNERS, LLC

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2007 DIRECT FUND, L.P.

By:	ASP 2007 Direct Management, LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2008 DIRECT FUND, L.P.

By:	ASP 2008 Direct Management, LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2009 DIRECT FUND, L.P.

By:	ASP 2009 Direct Management, LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel

ADAMS STREET 2010 DIRECT FUND, L.P.

By:	ASP 2010 Direct Management, LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Timothy R.M. Bryant
Name: Timothy R.M. Bryant
Title: General Counsel